Psychiatric Health Direct Corporation
100 Caniff Lane
Cary, NC 27519
(919) 623-2554
December 30, 2004
John D. Reynolds
Assistant Director
Division of Corporation Finance
Office of Emerging Growth Companies
Securities and Exchange Commission
450 5th Street, NW, Room 5308
Washington, DC 20549
Dear Mr. Reynolds,
Psychiatric Health Direct Corporation requests Withdrawal of Registration Statement SB-2
(Rule 477 of Regulation C, File #333-121218) in order to revise our Registration Statement.
No securities were sold under this Registration Statement. Thank you for your assistance.
Sincerely,
/s/Dr. Anne Edwards
Dr. Anne Edwards
Psychiatric Health Direct Corp.
President/CEO